

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

<u>Via E-mail</u>
Thomas D. Ebling
President and Chief Executive Officer
Demandware, Inc.
5 Wall Street
Burlington, Massachusetts 01803

> **Re:** **Demandware, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2011**
> **File No. 333-175595**

Dear Mr. Ebling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dividends, page 31</u>

1. We note your response to comment 14 in our letter dated August 11, 2011. Please revise this section of the filing to provide a cross reference to the risk factor on page 27.

<u>Business, page 64</u>

2. We note your response to comment 23 in our letter dated August 11, 2011. Notwithstanding the fact that overage fees would not be included in backlog given the uncertain nature of that revenue stream, please tell us in more detail why disclosure related to committed subscription amounts as of a certain time period would not be considered material to an understanding of your business taken as a whole.

Executive and Director Compensation, page 88

Compensation Discussion and Analysis, page 88

Elements of Executive Compensation and Relationship to Performance, page 88

3. We note your response to comment 30 in our letter dated August 11, 2011. The disclosure in the second paragraph on page 89 implies that you may have engaged in benchmarking when determining the 2010 compensation for your named executive officers. Please either provide the disclosure requested by such comment or state in the filing that you did not engage in benchmarking when determining the 2010 compensation for your named executive officers. Additionally, such disclosure contradicts the revised statement of "[c]ommencing in 2011" in the first paragraph under "—Defining Compensation." Please revise.

Defining Compensation, page 89

Base Salary, page 90

4. We note your response to comment 32 in our letter dated August 11, 2011. Please disclose the specific metrics by which your board used to measure your "growth" and the specific achievements of your named executive officers by which your board used to measure their "overall performance." If your board did not consider any specific metrics or specific achievements, then please include a statement to such effect. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

Incentive Compensation Plan, page 91

2011 Incentive Compensation Plan, page 93

5. We note your response to comment 38 in our letter dated August 11, 2011. We reissue such comment because stating that your board "subjectively determined" the amount of the increase does not address the specific factors or qualitative inputs that your board considered. If your board did not consider any specific factors or qualitative inputs and determined the increase arbitrarily, then please include a statement to such effect.

Director Compensation, page 107

6. We note your response to comment 45 in our letter dated August 11, 2011. Please disclose in a footnote to the director compensation table the aggregate number of option awards held by each director as of December 31, 2010. See Instruction to Item 402(k)(2)(iii) and (iv). Please also include in footnote (1) a cross-reference to note 9 to consolidated financial statement, which discloses the assumptions made in the valuation

of the option awards. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K and Instruction to Item 402(k) of Regulation S-K.

Principal Stockholders, page 113

7. Please revise footnote 11 to include the disclosure in footnote 10.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

8. We note your response to comment 55 in our letter dated August 11, 2011. Please clarify the first sentence in your response as there appears to be a contradiction where you state that the service arrangements "are required by the customer to be performed before it can begin using the platform in its intended form and are therefore optional purchases." In this regard, please tell us how the purchases are optional if the services are required before the customer can begin using the platform.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Sheila Flaherty
       Demandware, Inc.

       Mark G. Borden
       Wilmer Cutler Pickering Hale and Dorr LLP